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                               EpiCept Corporation
                                270 Sylvan Avenue
                       Englewood Cliffs, New Jersey 07632




                                                                    May 19, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re: EpiCept Corporation: Application for Withdrawal of
                      Registration Statement on Form S-1 (Reg. No. 333-121938)
                      ----------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), EpiCept Corporation (the "Company") hereby applies for the withdrawal of its Registration Statement on Form S-1 (File No. 333-121938) with all exhibits thereto (collectively, the "Registration Statement").

     The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on January 10, 2005, in connection with the proposed initial public offering of the Company's common stock. The Commission has not declared the Registration Statement effective and no securities have been sold pursuant to the Registration Statement. The Registration Statement is being withdrawn because the Company has decided, due to market conditions and for strategic reasons, that it does not wish to proceed with its initial public offering of common stock at this time.

     The Company respectfully requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

     Please contact Alexander Lynch at (212) 310-8971 if you have any questions regarding this request for withdrawal.

                                             Sincerely,

                                             EpiCept Corporation

                                             By:      /s/ John V. Talley
                                                      --------------------------
                                                      Name: John V. Talley
                                                      Title: President and Chief
                                                      Executive Officer